

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

May 14, 2009

Via Facsimile (212.878.8375) and U.S. Mail

Benjamin Sibbett, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

> **Re:** **Hearst-Argyle Television, Inc.**
> **Schedule TO-T Filed on May 4, 2009**
> **Filed by Hearst Broadcasting, Inc., Hearst Holdings, Inc., The Hearst**
> **Corporation and The Hearst Family Trust**
> **File No. 005-45627**
>
> **Schedule 13E-3 Filed May 4, 2009**
> **Filed by Hearst Broadcasting, Inc., Hearst Holdings, Inc., The Hearst**
> **Corporation and The Hearst Family Trust**
> **File No. 005-39072**

Dear Mr. Sibbett:

We have reviewed the above filings and have the following comments. Where indicated, we think the filing persons should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask the filing persons to provide us with information so we may better understand the disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Purchase.

Joint Schedule TO-T and Schedule 13E-3
General

1.   Note that only persons or entities that are <u>both</u> Schedule 13E-3 filers and bidders on the Schedule TO may file jointly. As such, it appears the Schedule TO may not include

Hearst Argyle as a filing person, and Hearst-Argyle should file its own separate Schedule 13E-3.

Special Factors, page 7

2.   We the note the disclosure in the second to last paragraph on page 7 regarding your earlier attempt to take Hearst-Argyle private through a tender offer in October 2007. When that offer failed due to the failure to satisfy the minimum tender condition, Hearst proceeded (beginning in early December 2007) to make open market purchases of shares, resulting in its current ownership stake of 82%. In your response letter, explain why these open market and privately-negotiated transactions did not constitute the first steps in this going private transaction. We may have additional comments.

Possible Actions by Hearst with Regard to Hearst-Argyle if the Offer is Not Completed, page 22

3.   We note the discussion in the first bullet point of this section regarding future open market purchases. Note that privately-negotiated or open-market purchases undertaken with the intent and the effect of facilitating a going-private transaction because they are intended to help you reach the 90% minimum threshold to be able to accomplish a short-form merger may be subject to Rule 13e-3 as steps in a series of transactions with a going-private effect. Please confirm your understanding.

Summary of Presentation of Lazard Freres & Co. LLC to the Board of Directors of Hearst, page 17

4.   Revise the third paragraph in this section to remove the statement that the summary "does not purport be a complete description of the Lazard Presentation." While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions of the Lazard materials.

Summary of Preliminary Financial Analyses, page 18

5.   Briefly describe the material assumptions and limitations underlying the base case and sensitivity case projections described. Your revised disclosure should also explain the difference in assumptions that led to the two different sets of projections themselves.

Conditions of the Offer, page 33

6.   We don't understand the language in the parenthetical in the second to last and last lines in the first paragraph of this section. How could Shares have been accepted for payment or paid for pursuant to the Offer before it expires? Please revise or advise.

7.   We also note the language in the penultimate paragraph of this section that Hearst's failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver

of any such right and, subject to the foregoing, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time." If an event triggers a listed offer condition, and Hearst determines to proceed with the Offer anyway, it has waived the offer condition. This may require an extension of the Offer period and/or dissemination of additional Offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, Hearst should inform holders of Series A Shares how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm Hearst's understanding in your response letter.

Miscellaneous, page 40

8.   The disclosure here states that the Offer is "not being made into (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction." As you are aware, Rule 14d-10(a)(1) requires that all holders of Shares be permitted to participate in the Offer. This includes holders of Shares located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude holders of Shares in a U.S. state where Hearst is prohibited from making the Offer, the exception is limited. Please revise or advise in your response letter as to your authority for excluding target holders of Shares not encompassed within Rule 14d-1(b)(2).

*   *   *   *

As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with the amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

*   the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions